UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Launch of Significant New Products

On January 14, 2020, Kornit Digital Ltd. (“Kornit” or the “Company”) announced that it will be introducing two significant new digital direct-to-garment (“DTG”) print systems— the Vulcan Plus and the Storm HD6 Lite— at an upcoming event that will take place from January 17-19, 2020.

The Vulcan Plus represents the highest-capacity DTG print system in Kornit’s product portfolio and the broader marketplace, as it is able to deliver more than 2,000 retail-quality impressions in a 12-hour shift. It builds on the success and feedback related to Kornit’s Vulcan, an existing product of the Company, which was a 2017 SGIA Product of the Year.

The Storm HD6 Lite, which effectively replaces the Kornit Storm II, enables DTG printing for smaller print operations, such as commercial printers moving to the industrial market and analog printers broadening their production capabilities. It has a production capacity of up to 60,000 impressions annually and provides on-demand DTG printing that meets high-level, retail quality and sustainability standards.

A copy of the press release containing the foregoing announcement is furnished as Exhibit 99.1 hereto.

The contents of this Report of Foreign Private Issuer on Form 6-K, including the press release appended as Exhibit 99.1, but excluding the quotes contained therein, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-215404) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794 and 333-230567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: January 14, 2020	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated January 14, 2020 entitled “Kornit Digital to Highlight Complete Portfolio of Retail-Quality Direct-to-Garment Products Offerings at Impressions Expo Long Beach”

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